UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)



                              Poore Brothers, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    732813100
                                 (CUSIP Number)




                                                        13G
CUSIP No.  732813100
________________________________________________________________________________
1.       NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.

         Renaissance Capital Growth and Income Fund III, Inc.         75-2533518

_______________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]
         (b)      [ ]
_______________________________________________________________________________
3.       SEC USE ONLY

_______________________________________________________________________________
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
            Texas
______________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_______________________________________________________________________________
5.       SOLE VOTING POWER
         2,035,007 shares
_______________________________________________________________________________
6.       SHARED VOTING POWER
         None
_______________________________________________________________________________
7.       SOLE DISPOSITIVE POWER
         2,035,007 shares
_______________________________________________________________________________
8.       SHARED DISPOSITIVE POWER
         None
_______________________________________________________________________________
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,035,007 shares
_______________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
_______________________________________________________________________________
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         12.95%
_______________________________________________________________________________
12.      TYPE OF REPORTING PERSON
         IV
_______________________________________________________________________________


ITEM 1.
         (a) Poore Brothers, Inc..                                   ("Company")

         (b) 3500 South Lc Cometa
             Goodyear, AZ  85338

ITEM 2.

         (a)  Name of Person Filing
              Renaissance Capital Growth and Income Fund III, Inc.     ("Filer")

         (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expwy., Suite 210, LB 59
              Dallas, TX 75206-1857

         (c)  Citizenship
              Texas

         (d)  Title of Class of Securities
              Common Stock

         (e)  CUSIP Number
              75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) ______  Broker or Dealer registered under Section 15 of the Act

         (b) ______  Bank as defined in section 3(a)(6) of the Act

         (c) ______  Insurance Company as defined in section 3(a)(19) of the Act

         (d)    X    Investment Company registered under section 8 of the
                     Investment Company Act

         (e) ______  Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940

         (f) ______  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                     section 240.13d-1(b)(1)(ii)(F)

         (g) ______  Parent Holding Company, in accordance with section
                     240.13d-1(b)(ii)(G)(Note: See Item 7)

         (h) ______  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.       Ownership.

         (a)  Amount Beneficially Owned:

               At June 1, 2002, the Filer owned 2,050,007 shares of the Company's common stock on a fully converted basis. On June 12, 2002, Options to purchase 15,000 shares of the Company's stock expired without exercise. Thus, at June 30, 2002, using SEC rules and 15,694,185 shares of stock outstanding on March 30, 2002, as reported in the Company's most recent From 10-Q, the Filer owns 2,035,007 shares of the Company's common stock on a fully converted basis.

               The Investment Advisor is Renaissance Capital Group, Inc., which is also the Investment Manager for Renaissance US Growth and Income Trust PLC and the Investment Adviser for BFS US Special Opportunities Trust PLC, both of which also own securities of Poore Brothers, Inc.

         (b)  Percent of Class
                  12.95%

         (c)  Number of shares as to which such person has:

              (i)       sole power to vote or to direct the vote:
                        2,035,007 shares
              (ii)      shared power to vote or to direct the vote:
                        None
              (iii)     sole power to dispose or to direct the disposition of:
                        2,050,007 shares
              (iv)      shared power to dispose or to direct the disposition of:
                        None

ITEM 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

ITEM 8.       Identification and Classification of Members of the Group.

              Not applicable.

ITEM 9.       Notice of Dissolution of Group.

              Not applicable.

ITEM 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 10, 2002                        /S/ Russell Cleveland
                                                   Signature
                            Russell Cleveland, President and CEO
                            Renaissance Capital Growth and Income Fund III, Inc.
                                                 Name and Title